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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                Tumbleweed, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    899690101
                                 (CUSIP Number)

                                       with a copy to
Gerald Mansbach                        Ivan M. Diamond, Esq.
c/o Mansbach Metal Co.                 Greenebaum Doll & McDonald PLLC
1900 Front Street                      3300 National City Tower
Ashland, Kentucky 41101                Louisville, KY  40202
--------------------------------------------------------------------------------

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 5, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of "240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see, the Notes).


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CUSIP No. 899690101
------------------------------------------------------------------------------
      Names of Reporting Persons
 1    I.R.S. Identification Nos. of Above Persons (entities only)

      Gerald Mansbach
------------------------------------------------------------------------------
      Check the Appropriate Box If a Member of a Group (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC Use Only
 3

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                            [_]
 5
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      Citizenship or Place of Organization
 6
      United States
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                          Sole Voting Power
                     7
     Number of
                          2,398,002 shares
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8

     Owned by             --
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting
                          2,398,002 shares
      Person       -----------------------------------------------------------
                          Shared Dispositive Power

       With          10   --
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11
      2,398,002
------------------------------------------------------------------------------
      Check If the Aggregate Amount in Row (11) Excludes Certain Shares
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13
      41.1%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14
      IN
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     This Amendment No. 1 is being filed by Gerald Mansbach to amend the
Statement of Beneficial Ownership on Schedule 13D (the "Original 13D") filed with the Securities and Exchange Commission on May 15, 2001 by Mr. Mansbach. It relates to the common stock, par value $.01 per share (the "Shares") of Tumbleweed, Inc. (the "Company"). Capitalized terms used herein without definition shall have the meanings set forth in the Original 13D.

     Item 3 (Source and Amount of Funds and Other Consideration),
Item 4 (Purpose of the Transaction) and Item 6 (Contracts, Arrangements, Understandings or Relationships with Respect to Securities of an Issuer) of the Original 13D are hereby amended by adding the following information:

     On December 5, 2001, pursuant to a Settlement Agreement signed by the parties, a Circuit Court in Jefferson County, Kentucky issued an Agreed Order dismissing the claims, counterclaims and cross claims arising from Gerald Mansbach vs. TW Funding, LLC (No. 01C1-003322) (the "Litigation"). Under the Settlement Agreement, Messrs. Butorac, Mulrooney, Roth, and Reeves and Valley Vista Ventures, LLC transferred to TW Funding, LLC an aggregate of 1,900,000 Shares (800,000 Shares, 800,000 Shares, 100,000 Shares, 100,000 Shares and 100,000 Shares respectively) in consideration for Class C interests in TW Funding, LLC. TW Funding, LLC transferred to Mr. Mansbach the 1,900,000 Shares referenced above, plus 400,000 Shares owned by TW Funding, LLC. The Shares were valued at a price of $1.75 per Share for a total value of $4,025,000 with $4,000,000 applied towards the Note and the remainder applied towards attorney fees. In connection with the Settlement Agreement, Mr. Mansbach released the Guarantors from liabilities arising from the Note, their guaranties and the Litigation.

Item 5     Interest in Securities of the Issuer Sections (a) and (b)
------     ------------------------------------
of Item 5 of the Original 13D are amended to read as follows:

     (a) Mr. Mansbach is the beneficial owner of 2,398,002 Shares, which represents 41.1% of the Company (based upon 5,839,230 shares reported outstanding in the Company's Form 10-Q for the period ended September 30, 2001).

     (b) Mr. Mansbach has the sole power to vote and direct the disposition of 2,398,002 Shares. Under the terms of the Settlement Agreement, Mr. Mansbach no longer has the power to vote 725,000 Shares owned by the Guarantors, but not pledged.

Item 7     Material to be Filed as Exhibits
------     --------------------------------

 1                  Settlement Agreement, dated as of September 18, 2001

                                       2

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                                    SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




/s/ Gerald Mansbach

Gerald Mansbach

Date: December 10, 2001

                                       3